

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 6, 2008

Mr. Bernard Retterath
Treasurer
Homeland Energy Solutions, LLC
106 W. Main Street
Riceville, IA 50466

>   **Re:**   **Homeland Energy Solutions, LLC**
>   **Form 10-KSB/A for the Year Ended December 31, 2007**
>   **File No. 0-53202**

Dear Mr. Retterath:

　　　We have completed our review of your Form 10-KSB/A and related filings and have no further comments at this time.

　　　If you have any questions regarding our review of your filings, you may contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or me at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief